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                             November 23, 2022

       David Byrnes
       Executive Vice President and Chief Financial Officer
       Madison Square Garden Entertainment Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed August 19,
2022
                                                            File No. 001-39245

       Dear David Byrnes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Adjusted operating income (loss) ("AOI"), page 63

   1. Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG
Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this
adjustment does not substitute individually tailored recognition and measurement methods for
those of GAAP. Refer to Question 100.04 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations.
   2. Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the
impact of purchase accounting adjustments related to business acquisitions should be
excluded from the adjusted operating income calculation.
 David Byrnes
Madison Square Garden Entertainment Corp.
November 23, 2022
Page 2
Cash Flow Discussion, page 79

3. Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-
         GAAP measure. Please either remove this subtotal or provide the disclosure required by
         Item 10(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 with any questions.



FirstName LastNameDavid Byrnes                     Sincerely,
Comapany NameMadison Square Garden Entertainment Corp.
                                                   Division of Corporation
Finance
November 23, 2022 Page 2                           Office of Trade & Services
FirstName LastName